Exhibit 4.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

POET Technologies Inc. (the “Corporation”)

120 Eglinton Avenue East, Suite 1107

Toronto, Ontario

M4P 1E2

Item 2 – Date of Material Change

February 11, 2021

Item 3 – Press Release

A press release disclosing the material change described herein was disseminated through GlobeNewswire on February 11, 2021 and a copy was subsequently filed under the Corporation’s profile on SEDAR at www.sedar.com.

Item 4 – Summary of Material Change

On February 11, 2021, the Corporation completed a private placement of an aggregate 17,647,200 units of the Corporation (“Units”) on a marketed best efforts basis at a price of $0.85 per Unit for aggregate gross proceeds to the Corporation of $15,000,120, including the exercise in full of the agents’ option (the “Private Placement”).

Item 5 – Full Description of Material Change

5 – Full Description of Material Change

On February 11, 2021, the Corporation completed a private placement of an aggregate 17,647,200 Units of the Corporation on a “best efforts” basis at a price of $0.85 per Unit for aggregate gross proceeds to the Corporation of $15,000,120, including the exercise in full of the agents’ option.

Each Unit consists of one common share in the capital of the Corporation (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at a price of $1.15 per Common Share for a period of 24 months following February 11, 2021. The Warrants are subject to an accelerated expiry, exercisable at the option of the Corporation, if, on or following the date that is four months and one day after the date of issuance of the Units and prior to the expiry date of the Warrants, the daily volume weighted average trading price of the Common Shares on the TSX Venture Exchange (“TSXV”) exceeds $2.30 per Common Share for ten consecutive trading days.

The Private Placement was led by Cormark Securities Inc., on behalf of a syndicate of agents that included IBK Capital Corp. and PI Financial Corp. (collectively, the “Agents”). In consideration for their services, the Corporation paid the Agents a cash commission of $900,007, equal to 6.0% of the gross proceeds of the Private Placement. The Corporation also issued 1,058,832 broker warrants to the Agents, equal to 6.0% of the number of Units sold under the Private Placement. Each broker warrant is exercisable to acquire one Common Share at a price of $0.85 per Common Share for a period of 24 months following February 11, 2021.

The net proceeds from the Private Placement will be used by the Corporation for general corporate purposes.

All securities issued under the Private Placement will be subject to a hold period expiring four months and one day from the closing of the Private Placement on June 12, 2021.

5.1 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8 – Executive Officer

For further information, please contact:

Kevin Barnes, Controller and Treasurer

POET Technologies Inc.

Telephone: (416) 368-9411

kb@poet-technologies.com

Item 9 – Date of Report

February 19, 2021